August 19, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Withdrawal of Request for Withdrawal of Registration Statement
Form RW Filed August 4, 2010

Ladies and Gentlemen:

IA Global, Inc., (the “Registrant”), hereby requests the withdrawal of its withdrawal request of registration, as of the date hereof or as soon as practicable hereafter, the Form RW, filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on August 4, 2010.

The Form RW was filed in error. A proper Form AW has already been filed on August 13, 2010.

Sincerely,

IA GLOBAL, INC.

By:	/s/ Mark Scott
Name:	Mark Scott
Title:	Chief Financial Officer